Exhibit 99.1

For immediate release:	Pfizer Contacts:
August 22, 2016	Investors: Ryan Crowe
212-733-8160

Media: Joan Campion
212-733-2798

For Medivation:
Investors: Anne Bowdidge
Senior Director, Investor Relations
(650) 218-6900

Media: Samina Bari
Vice President, Corporate Communications
(415) 275-5893

Pfizer To Acquire Medivation

-	Propels Pfizer into a leading position in oncology

-	Medivation agrees to transaction valued at $81.50 per Medivation share in cash, for a total enterprise value of approximately $14 billion

-	Expected to be immediately accretive to Pfizer’s Adjusted Diluted EPS upon closing, approximately $0.05 accretive in first full year after close with additional accretion and growth anticipated thereafter

New York, NY, and San Francisco, CA – August 22 – Pfizer Inc. (NYSE: PFE) and Medivation, Inc. (NASDAQ: MDVN) today announced that they have entered into a definitive merger agreement under which Pfizer will acquire Medivation, a biopharmaceutical company focused on developing and commercializing small molecules for oncology, for $81.50 a share in cash for a total enterprise value of approximately $14 billion. The Boards of Directors of both companies have unanimously approved the merger, which is expected

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to be immediately accretive to Pfizer’s Adjusted Diluted EPS upon closing, approximately $0.05 accretive in the first full year after close with additional accretion and growth anticipated thereafter. Pfizer does not expect the transaction to impact its current 2016 financial guidance.

“The proposed acquisition of Medivation is expected to immediately accelerate revenue growth and drive overall earnings growth potential for Pfizer,” said Ian Read, chairman and chief executive officer, Pfizer. “The addition of Medivation will strengthen Pfizer’s Innovative Health business and accelerate its pathway to a leadership position in oncology, one of our key focus areas, which we believe will drive greater growth and scale of that business over the long-term. This transaction is another example of how we are effectively deploying our capital to generate attractive returns and create shareholder value.”

Medivation’s portfolio includes XTANDI® (enzalutamide), an androgen receptor inhibitor that blocks multiple steps in the androgen receptor signaling pathway within the tumor cell. XTANDI is the leading novel hormone therapy in the United States today and generated approximately $2.2 billion in worldwide net sales over the past four quarters, as recorded by Astellas Pharma Inc., with whom Medivation entered an agreement in 2009 to develop XTANDI globally and commercialize jointly in the U.S. Since its approval for advanced metastatic prostate cancer by the U.S. Food and Drug Administration in 2012, XTANDI has treated 64,000 men to date in the U.S. alone. Medivation and Astellas have built a robust development program for XTANDI, including two Phase 3 studies in non-metastatic prostate cancer and another Phase 3 study in hormone-sensitive prostate cancer. It is also being further developed in Phase 2 studies for the potential treatment of advanced breast cancer and hepatocellular carcinoma.

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In addition, Medivation has a promising, wholly-owned, late-stage oncology pipeline, which includes two development-stage oncology assets, talazoparib and pidilizumab. Talazoparib, currently in a Phase 3 study for the treatment of BRCA-mutated breast cancer, has the potential to be a highly potent PARP inhibitor and could be efficacious across several additional tumors. Pidilizumab is an immuno-oncology (IO) asset being developed for diffuse large B-cell lymphoma and other hematologic malignancies and has the potential to be combined with IO therapies in Pfizer’s portfolio.

“We believe the combination with Pfizer is the right next step in our growth trajectory and is a testament to the passion and dedication by which the Medivation team has delivered on our mission to profoundly transform patients’ lives through medically innovative therapies,” said David Hung, M.D., founder, president and CEO of Medivation. “This compelling transaction will deliver significant and immediate value to our stockholders and provides new opportunities for our employees as part of a larger company. We believe that Pfizer is the ideal partner to extend the reach of our blockbuster XTANDI franchise and take our promising, late-stage assets – talazoparib and pidiluzimab – to their next stages of development so that they can be made available to patients as quickly as possible.”

“The proposed acquisition of Medivation will build upon Pfizer’s success with our IBRANCE® (palbociclib) launch in HR+/HER2- metastatic breast cancer and with our strong immuno-oncology portfolio, and will transform Pfizer into a leading oncology company,” said Albert Bourla, group president, Pfizer Innovative Health. “IBRANCE and XTANDI are anchor brands in breast and prostate cancer respectively, giving Pfizer leadership in two hormone-driven cancers. Similar to IBRANCE in the breast cancer setting, XTANDI is being explored for its potential to move from metastatic prostate cancer to treat earlier stages of non-metastatic prostate cancer. In addition, Medivation’s portfolio

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within prostate cancer and across diverse tumors will complement Pfizer’s broad IO portfolio. Finally, Medivation adds commercial scale to better compete with other top tier oncology companies in advance of the potential emergence of Pfizer’s IO pipeline expected in the next few years. Together, we believe Pfizer and Medivation can bring the full force of our combined research and resources to combat two of the most common cancers, as well as speed cures and make accessible breakthrough medicines to patients, redefining life with cancer.”

Cancer remains the second leading cause of death in the U.S. and a “Top 10” killer worldwide. According to the American Cancer Society, breast cancer and prostate cancer are among the top three cancers by annual incidence in the U.S. There are several parallels between breast and prostate cancer, including the incidence of prostate cancer in the U.S., which is similar to that of breast cancer with approximately 280,000 cases per year.

Pfizer expects to finance the transaction with existing cash.

Under the terms of the merger agreement, a subsidiary of Pfizer will commence a cash tender offer to purchase all of the outstanding shares of Medivation common stock for $81.50 per share, net to the seller in cash, without interest, subject to any required withholding of taxes. The closing of the tender offer is subject to customary closing conditions, including U.S. antitrust clearance and the tender of a majority of the outstanding shares of Medivation common stock. The merger agreement contemplates that Pfizer will acquire any shares of Medivation that are not tendered into the offer through a second-step merger, which will be completed promptly following the closing of the tender offer. Pfizer expects to complete the acquisition in the Third- or Fourth-Quarter 2016.

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Pfizer’s financial advisors for the transaction were Guggenheim Securities and Centerview Partners, with Ropes & Gray LLP acting as its legal advisor. J.P. Morgan Securities and Evercore served as Medivation’s financial advisors, while Cooley LLP and Wachtell, Lipton, Rosen & Katz served as its legal advisors.

Conference Call

Pfizer Inc. invites investors and the general public to view and listen to a webcast of a live conference call with investment analysts at 9:00 a.m. EDT on Monday, August 22, 2016.

To view and listen to the webcast visit our web site at www.pfizer.com and click on the “Pfizer Analyst and Investor Call to Discuss Proposed Acquisition of Medivation” link in the For Investors section located on the lower right-hand corner of that page, or directly at https://www.webcaster4.com/Webcast/Page/748/16852. Information on accessing and pre-registering for the webcast will be available at www.pfizer.com beginning today. Participants are advised to pre-register in advance of the conference call.

You can also listen to the conference call by dialing either (866) 662-3198 in the United States and Canada or (503) 343-6044 outside of the United States and Canada. The password is “Pfizer Analyst Call”. Please join the call five minutes prior to the start time to avoid operator hold times.

About Pfizer:

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across

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developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. For more information, please visit us at www.pfizer.com. In addition, to learn more, follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

About Medivation:

Medivation, Inc. is a biopharmaceutical company focused on the development and commercialization of medically innovative therapies to treat serious diseases for which there are limited treatment options. Medivation aims to transform the treatment of these diseases and offer hope to critically ill patients and their families. For more information, please visit us at

http://www.medivation.com.

DISCLOSURE NOTICE: This release, and statements on the accompanying call, contain forward-looking information related to Pfizer, Medivation and the proposed acquisition of Medivation by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release and the accompanying call include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Pfizer’s and Medivation’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Medivation, XTANDI and Medivation’s other pipeline assets, IBRANCE (palbociclib), and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Medivation’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to

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realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for XTANDI despite increasing competitive, reimbursement and economic challenges; Medivation’s dependence on the efforts and funding by Astellas Pharma Inc. for the development, manufacturing and commercialization of XTANDI; the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable clinical trial results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when any drug applications may be filed in any jurisdictions for any additional indications for IBRANCE, XTANDI or for Medivation’s other pipeline assets; whether and when regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of IBRANCE, XTANDI and Medivation’s other pipeline assets; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Medivation can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The information contained in this release is as of August 22, 2016. Neither Pfizer nor Medivation assumes any obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

Pfizer calculates projections regarding the expected accretive impact of the potential acquisition based on internal forecasts

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of Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS), which forecasts are non-Generally Accepted Accounting Principles (GAAP) financial measures derived by excluding certain amounts that would be included in GAAP calculations. These accretion projections should not be considered a substitute for GAAP measures. The determinations of the amounts that are excluded from the accretion calculations are a matter of management judgment and depend upon, among other factors, the nature of the underlying expense or income amounts. Pfizer is unable to present quantitative reconciliation~~s~~ because management cannot reasonably predict with sufficient reliability all of the necessary components of the comparable GAAP measure. Pfizer has excluded from the accretion calculations the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Such items can have a substantial impact on GAAP measures of financial performance. For more information on the Adjusted Diluted EPS measure see Pfizer’s 2015 Financial Report, which was filed as exhibit 13 to Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Pfizer’s Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2016.

Additional Information and Where to Find It

The tender offer referenced in this press release has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Pfizer and its acquisition subsidiary will file with the SEC. The solicitation and offer to buy Medivation stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Medivation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. MEDIVATION STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MEDIVATION SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Medivation stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Medivation. Copies

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of the documents filed with the SEC by Medivation will be available free of charge on Medivation’s internet website at http://www.medivation.com or by contacting Medivation’s Investor Relations Department at (650) 218-6900. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at 212-733-2323. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Medivation each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pfizer or Medivation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pfizer’s and Medivation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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